MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.

Name and Address of Company

Fording Canadian Coal Trust (the “Trust”)
1000, 205 – 9th Avenue S.E.
Calgary, Alberta T2G 0R3

Item 2.

Date of Material Change

The material change occurred on August 24, 2005.

Item 3.

News Release

The press release reporting the material change was disseminated through Canada Newswire on August 24, 2005. Related press releases were disseminated through Canada Newswire on August 19, 2005 and August 16, 2005.  A copy of the each of the press releases is attached hereto as Schedules “A”, “B” and “C”, respectively.

Item 4.

Summary of Material Change

On August 24, 2005, the Trust announced that the plan of arrangement (the “Plan of Arrangement”) approved by its unitholders at the Annual and Special Meeting held on May 4, 2005 had become effective and the reorganization had been completed. The Trust also announced that it will proceed with the three-for-one split of its units on September 6, 2005.

On August 19, 2005, the Trust announced that it had received the final order from the Court of Queen's Bench of Alberta authorizing the Trust to proceed with the Plan of Arrangement and that it was anticipated that the transaction would close on August 24, 2005.

On August 16, 2005, the Trust announced that it had received a favourable tax ruling from the Canada Revenue Agency that would allow it to proceed with the Plan of Arrangement.  The Trust also announced that the hearing to obtain the final order approving the Plan of Arrangement would be heard by the Court of Queen’s Bench of Alberta on Friday, August 19, 2005 and that the Trust would proceed with the three-for-one split of its units as part of the transaction.

Item 5.

Full Description of Material Change

August 24, 2005 - The Trust announced that the Plan of Arrangement had become effective and the reorganization had been completed.

The Trust also announced that it would proceed with the three-for-one split of its units. The record date for the unit split is 12:01 a.m. on Tuesday, September 6, 2005, which effectively means unitholders of record at the close of business on Friday, September 2, 2005. Each unitholder holding units on the record date will receive two additional units for each unit held on that date.

Pursuant to the rules of the Toronto Stock Exchange, the units commenced trading on a split basis on the TSX at the opening of business on Wednesday, August 31, 2005, which is the second trading day preceding the record date.

Also on August 31, 2005, the units listed on the New York Stock Exchange commenced trading with rights entitling holders to two additional units for each unit held upon the commencement of trading of the units on a split basis on the NYSE. The trading of the units on a split basis on the NYSE will occur one day after the mailing of unit certificates to registered holders of the units. It is anticipated that unit certificates representing the additional units resulting from the unit split will be mailed to registered unitholders on or about Monday, September 12, 2005.

August 19, 2005 - The Trust announced that it had received the final order from the Court of Queen's Bench of Alberta authorizing the Trust to proceed with the Plan of Arrangement.  The Trust announced that it would proceed with the requirements to finalize the Plan of Arrangement and that it was anticipated that the transaction would close on or about August 24, 2005.

August 16, 2005 - The Trust announced that (a) it had received a favourable tax ruling from the Canada Revenue Agency that would allow it to proceed with the Plan of Arrangement, (b) the Trustees of the Trust along with the Directors of Fording Inc. had determined to proceed with the Plan of Arrangement, (c) Fording Inc. would apply to the Court of Queen’s Bench of Alberta for the final order approving the Plan of Arrangement, (d) the application for the final order approving the Plan of Arrangement would be heard at the Courthouse, 611 – 4th Street S.W., Calgary, Alberta, at 9:00 a.m. on Friday, August 19, 2005 and (e) the Trust would proceed with the three-for-one split of its units as part of the transaction.

The Trust also announced that, as part of the transaction, certain amendments were required to be made to the form of the Amended and Restated Declaration of Trust that was attached to the Management Information Circular dated April 2, 2005. These amendments, which did not significantly alter the intent or effect of the Plan of Arrangement, include the following:

  the definition of “Internal Reorganization” was clarified to provide that an internal reorganization is a reorganization of the Trust or its assets that results in the Trust continuing to hold, directly or indirectly, 100% of the equity and voting interest in, and 100% of the assets of, Fording Limited Partnership or any successor thereto;

  a provision was added to provide unitholders with the right to approve material amendments to the governing documents of Fording (GP) ULC, which is the managing general partner of Fording LP; and

  a provision was also be added to the Amended and Restated Declaration of Trust to specifically permit the Trustees, on behalf of the Trust, to guarantee or provide an indemnity in connection with the debts and obligations of any of its affiliates or the Elk Valley Coal Partnership and to secure any guarantee or indemnity with property of the Trust. This amendment was required in connection with the credit facilities that were put in place following completion of the reorganization and certain security arrangements to be entered into in connection therewith.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

There is no material information omitted from this material change report.

Item 8.

Executive Officer

For further information please contact Ms. Susan J. Soprovich, Director, Investor Relations, at the above-mentioned address or by telephone at 403-260-9800.

Item 9.

Date of Report

September 1, 2005

FORDING CANADIAN COAL TRUST

By:

/s/ James F. Jones

Name:  James F. Jones

Title: Vice-President, Employee Relations and Trust Secretary

SCHEDULE “A”

For Immediate Release

FORDING COMPLETES REORGANIZATION

Unit Split Trading Date Announced

CALGARY, August 24, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that the plan of arrangement approved by unitholders at the Annual and Special Meeting held on May 4, 2005 has become effective and the reorganization has been completed.

The Trust also announced that it will proceed with the three-for-one split of its units. The record date for the unit split is 12:01 a.m. on Tuesday, September 6, 2005, which effectively means unitholders of record at the close of business on Friday, September 2, 2005. Each unitholder holding units on the record date will receive two additional units for each unit held on that date. Pursuant to the rules of the Toronto Stock Exchange, the units will commence trading on a split basis on the TSX at the opening of business on Wednesday, August 31, 2005, which is the second trading day preceding the record date.

Also on August 31, 2005, the units listed on the New York Stock Exchange will commence trading with rights entitling holders to two additional units for each unit held upon the commencement of trading of the units on a split basis on the NYSE. The trading of the units on a split basis on the NYSE will occur one day after the mailing of unit certificates to registered holders of the units. It is anticipated that unit certificates representing the additional units resulting from the unit split will be mailed to registered unitholders on or about Monday, September 12, 2005.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward- looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of August 24, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich	Catherine Hart
Director, Investor Relations	Investor Relations Analyst
403-260-9834	403-260-9817

Email: investors@fording.ca
Website: www.fording.ca

SCHEDULE “B”

FORDING RECEIVES FINAL ORDER FOR REORGANIZATION

CALGARY, Aug. 19 /CNW/ - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it has received final order from the Court of Queen's Bench of Alberta authorizing the Trust to proceed with the reorganization approved by unitholders at the Annual and Special Meeting held on May 4, 2005.

The Trust will proceed with requirements to finalize the reorganization, anticipating a closing date on or about August 24, 2005. The three-for-one unit split is expected to occur shortly thereafter, the timing of which is dependent upon several factors. Once split effective date is determined, the Trust will issue a news release to advise unitholders. This is expected to occur within approximately two weeks.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust's Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of August 19, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information: Susan J. Soprovich, Director, Investor Relations, (403) 260-9834; Catherine Hart, Investor Relations Analyst, (403) 260-9817; Email: investors@fording.ca; Website: www.fording.ca

SCHEDULE “C”

For Immediate Release

FORDING RECEIVES FAVOURABLE TAX RULING

CALGARY, August 16, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it has received a favourable tax ruling from the Canada Revenue Agency that will allow it to proceed with the reorganization approved by unitholders at the Annual and Special Meeting held on May 4, 2005.

The Trustees of the Trust along with the Directors of Fording Inc. have determined to proceed with the reorganization. As a result, Fording Inc. will apply to the Court of Queen’s Bench of Alberta for the final order that is required before the reorganization can be completed.

The application for the final order approving the reorganization will be heard at the Courthouse, 611 – 4th Street S.W., Calgary, Alberta, at 9:00 a.m. on Friday, August 19, 2005. If the Court issues the final order at the hearing, the closing of the reorganization is expected to occur on or about August 24th, 2005. In addition, the Trust will proceed with the three-for-one split of its units as part of the reorganization, the timing of which is dependent upon the closing of the reorganization. Once this is established, the Trust will issue a news release advising of the effective date of the split.

As part of the reorganization, certain amendments are required to be made to the form of the Amended and Restated Declaration of Trust that was attached to the Management Information Circular dated April 2, 2005. These amendments, which do not significantly alter the intent or effect of the reorganization, include the following:

  the definition of “Internal Reorganization” will be clarified to provide that an internal reorganization is a reorganization of the Trust or its assets that results in the Trust continuing to hold, directly or indirectly, 100% of the equity and voting interest in, and 100% of the assets of, Fording Limited Partnership or any successor thereto;

  a provision will be added to provide unitholders with the right to approve material amendments to the governing documents of Fording (GP) ULC, which is the managing general partner of Fording LP; and

  a provision will also be added to the Amended and Restated Declaration of Trust to specifically permit the Trustees, on behalf of the Trust, to guarantee or provide an indemnity in connection with the debts and obligations of any of its affiliates or the Elk Valley Coal Partnership and to secure any guarantee or indemnity with property of the Trust. This amendment is required in connection with the credit facilities that will be put in place following completion of the reorganization and certain security arrangements to be entered into in connection therewith.

The final form of the Amended and Restated Declaration of Trust will be filed on SEDAR following completion of the reorganization.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest  producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of August 16, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich	Catherine Hart
Director, Investor Relations	Investor Relations Analyst
403-260-9834	403-260-9817

Email: investors@fording.ca
Website: www.fording.ca